Exhibit 99.1

PharmaCyte Biotech Issues Follow-Up Response to Iroquois Capital’s Second Letter on June 9 and Reiterates Commitment to Increasing Shareholder Value

LAS VEGAS, NV, June 15, 2022, PharmaCyte Biotech, Inc. (NASDAQ: PMCB) (PharmaCyte), a biotechnology company focused on developing cellular therapies for cancer, diabetes and malignant ascites using its signature live-cell encapsulation technology, Cell-in-a-Box®, today issued the following statement in response to the second letter issued by Iroquois Capital (Iroquois) on June 9, 2022:

We Take Issue with Iroquois’ Unfounded Statements

On June 7, 2022, we issued a detailed letter to our shareholders outlining our growth strategy and additional steps being taken to enhance long-term shareholder value, and we have received positive responses from many shareholders. We have always encouraged feedback from shareholders, which is how our relationship with Iroquois began. However, we find Iroquois’ decision to continue to publicly issue unfounded statements that misrepresent our actions troubling and potentially detrimental to long-term shareholder value.

Board and Management Refuse to be Distracted

We remain focused on what matters most – the development of our cellulose-based live-cell encapsulation technology, which we believe holds tremendous promise for treating various diseases that have often been addressed unsuccessfully, including cancer, diabetes and malignant ascites. As we have stated, we are making substantial progress toward a Phase 2b clinical trial for a promising therapy for pancreatic cancer. We have accelerated preparations for the clinical trial for this therapy so that we will be ready to enroll our first patient and begin the clinical trial almost immediately upon the FDA lifting the clinical hold. We believe this accelerated approach will save approximately six months or more of time from what was originally estimated. We are confident that our previously stated strategy will deliver exponentially higher shareholder value over time and that Iroquois’ persistence in raising issues that are already being addressed is an unnecessary distraction that does not benefit shareholders.

Our Diverse Board Brings Extraordinary Experience in Our Target Markets and We Are Actively Looking to Add Additional Capital Markets Experience

We strongly disagree with Iroquois’ mischaracterization of our Board as “dysfunctional.” To the contrary, our Board brings considerable relevant experience and has played a vital role in helping to advance our operating strategy – working with management through the complexities associated with getting the FDA hold lifted and preparing for the Phase 2b trial.

It has always been important, and remains critical, for our Board to have a strong background and focus on the science that drives our leading product candidates. If the science fails, nothing else matters. Most recently, we further strengthened the Board with our announcement in a press release dated April 5, 2022, of the addition of Dr. Matthias Löhr, a person whose life’s work and passion are specifically in the areas of the therapies PharmaCyte is developing.

Our Board, which Iroquois calls “dysfunctional,” oversaw our successful uplisting to Nasdaq and two capital raises totaling almost $90 million. This large cash position has proven to be a critical strategic advantage for a small cap research and development stage company like PharmaCyte, enabling us to remain focused on our longer-term growth strategy in a very difficult financial environment. However, it is not lost on us that given the growth opportunities in front of our company, that deeper and broader capital markets experience is now needed on our Board. We are in the process of reviewing and thoroughly vetting candidates with that experience. What Iroquois failed to mention in its two letters is that we have, on multiple occasions, offered to review candidates that Iroquois wishes to put forward. Iroquois has yet to recommend a single candidate.

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New Executive Compensation Agreements Better Align Management with Shareholders

Iroquois also insinuated that we are somehow being less than forthright and engaging in poor corporate governance by not setting forth our entire executive compensation program in a Form 8-K. Consistent with common practice, we will provide additional details as part of our Form 10-K for our fiscal year end which we plan to file in mid-July. The new long-term Executive Compensation Agreements better align the compensation of our executive management with corporate performance and include cash and equity bonuses tied to achievement of specified corporate goals. These goals are consistent with the strategy that we have laid out and continue to reinforce with investors, including Iroquois.

Conclusion

Well before Iroquois began publicly expressing its grievances, our Board and management were planning many of the initiatives for which Iroquois is conveniently trying to take credit. We share in the frustration with the current share price, and we are actively taking steps to address this as specified in our June 7 letter to our shareholders. The most important thing we can do is continue to dedicate the majority of our time and resources to advancing through the clinic our ground-breaking technology. We have heard and given thoughtful consideration and response to the opinions Iroquois has put forward. However, we will not let one shareholder distract us from our ultimate mission – the continued development of and successful clinical trials for our groundbreaking therapies – to the detriment of all other shareholders.

Thank you for your continued support. We look forward to communicating with you in the coming days on our progress in developing our leading product candidates.

With best wishes,

Kenneth L. Waggoner

About PharmaCyte Biotech

PharmaCyte Biotech, Inc. is a biotechnology company developing cellular therapies for cancer, diabetes and malignant ascites based upon a proprietary cellulose-based live-cell encapsulation technology known as “Cell-in-a-Box®.” This technology is being used as a platform upon which therapies for several types of cancer, diabetes and malignant ascites are being developed.

PharmaCyte’s therapy for cancer involves encapsulating genetically engineered human cells that convert an inactive chemotherapy drug into its active or “cancer-killing” form. For pancreatic cancer, these encapsulated cells are implanted in the blood supply to the patient’s tumor as close as possible to the site of the tumor. Once implanted, a chemotherapy drug that is normally activated in the liver (ifosfamide) is given intravenously at one-third the normal dose. The ifosfamide is carried by the circulatory system to where the encapsulated cells have been implanted. When the ifosfamide flows through pores in the capsules, the live cells inside act as a “bio-artificial liver” and activate the chemotherapy drug at the site of the cancer. This “targeted chemotherapy” has proven effective and safe to use in past clinical trials and we believe results in little to no treatment related side effects.

PharmaCyte’s candidate therapy for Type 1 diabetes and insulin-dependent Type 2 diabetes involves encapsulating a human cell line that has been genetically engineered to produce and release insulin in response to the levels of blood sugar in the human body. The encapsulation of the cell line will be done using the Cell-in-a-Box® technology. Once the encapsulated cells are implanted in a diabetic patient, we anticipate that they will function as a “bio-artificial pancreas” for purposes of insulin production.

PharmaCyte’s therapy for malignant ascites involves using the same encapsulated cells PharmaCyte employs for pancreatic cancer but placing the encapsulated cells in the peritoneal cavity of a patient and administering ifosfamide intravenously.

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Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that express the current beliefs and expectations of PharmaCyte’s management and Board of Directors. Any statements contained in this press release which do not describe historical facts are forward-looking statements subject to risks and uncertainties that could cause actual results, performance and achievements to differ materially from those discussed in such forward-looking statements. Factors that could affect our actual results include our ability to satisfactorily address the issues raised by the FDA in order to have the clinical hold on our IND removed, as well as such other factors that are included in the periodic reports on Form 10-K and Form 10-Q that we file with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, except as otherwise required by law, whether as a result of new information, future events or otherwise.

More information about PharmaCyte Biotech can be found at https://www.PharmaCyte.com. Information may also be obtained by contacting PharmaCyte's Investor Relations Department.

Investor Relations:

PharmaCyte Biotech, Inc.

Telephone: 917.595.2856

Email: InvestorRelations@PharmaCyte.com

Attn: Dr. Gerald W. Crabtree

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